UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 7
to
SCHEDULE 13E-3
(Rule 13E-100)
RULE 13E-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

SMART MODULAR TECHNOLOGIES (WWH), INC.
(Name of Issuer)

SMART MODULAR TECHNOLOGIES (WWH), INC.
SALEEN HOLDINGS, INC.
SALEEN ACQUISITION, INC.
SILVER LAKE PARTNERS III, L.P.
SILVER LAKE TECHNOLOGY ASSOCIATES III, L.P
SLTA III (GP), L.L.C.
SILVER LAKE GROUP, L.L.C.
SILVER LAKE SUMERU FUND, L.P.
SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU, L.P.
SLTA SUMERU (GP), L.L.C.
SILVER LAKE PARTNERS III CAYMAN (AIV III), L.P.
SILVER LAKE TECHNOLOGY ASSOCIATES III CAYMAN, L.P.
SILVER LAKE (OFFSHORE) AIV GP III, LTD.
SILVER LAKE SUMERU FUND CAYMAN, L.P.
SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU CAYMAN, L.P.
SLTA SUMERU (GP) CAYMAN, L.P.
SILVER LAKE SUMERU (OFFSHORE) AIV GP, LTD.
IAIN MACKENZIE
AJAY SHAH
(Name of Persons Filing Statement)

Ordinary Shares, par value $0.0001667 per share
(Title of Class of Securities)

G82245-10-4
(CUSIP Number of Class of Securities)

SMART Modular Technologies (WWH), Inc. c/o Bruce M. Goldberg 39870 Eureka Drive Newark, California 94560 (510) 623-1231	Iain MacKenzie c/o SMART Modular Technologies (WWH), Inc. 39870 Eureka Drive Newark, California 94560 (510) 623-1231

Silver Lake Partners III, L.P.
Silver Lake Technology
Associates III, L.P.
SLTA III (GP), L.L.C.
Silver Lake Group, L.L.C.
Silver Lake Partners III Cayman
(AIV III), L.P.
Silver Lake Technology
Associates III Cayman, L.P.
Silver Lake (Offshore) AIV GP
III, LTD.
c/o Karen King
2775 Sand Hill Road, Suite 100
Menlo Park, California 94025
(650) 233-8120	Silver Lake Sumeru Fund, L.P.
Silver Lake Technology
Associates Sumeru, L.P.
SLTA Sumeru (GP), L.L.C.
Silver Lake Sumeru Fund
Cayman, L.P.
Silver Lake Technology
Associates Sumeru Cayman L.P.
SLTA Sumeru (GP) Cayman,
L.P.
Silver Lake Sumeru (Offshore)
AIV GP, LTD.
c/o Karen King
2775 Sand Hill Road, Suite 100
Menlo Park, California 94025
(650) 233-8120	Ajay Shah c/o Silver Lake Sumeru 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025 (650) 233-8120
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Kaye Scholer LLP Two Palo Alto Square, Suite 400 3000 El Camino Real Palo Alto, California 94306 Fax No.: (650) 319-4918 Attention: Diane Holt Frankle	Davis Polk and Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 Fax No.: (650) 752-3604 Attention: Alan F. Denenberg	Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, California 94304 Fax No.: (650) 251-5002 Attention: Peter S. Malloy

This statement is filed in connection with (check the appropriate box):
☑	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$646,035,265	$75,005

*	For purposes of calculating the filing fee only, the transaction value was determined based upon the sum of (A) (1) 66,098,205 shares of ordinary shares (including restricted shares) issued and outstanding and owned by persons other than the Company, Parent and Merger Sub (each, as defined in this Schedule 13E-3) on April 26, 2011, multiplied (2) by $9.25 per share (the “Per Share Merger Consideration”) and (B) (1) 7,213,931 shares of ordinary shares underlying outstanding options of the Company with an exercise price of $9.25 or less, as of April 26, 2011, multiplied by (2) the excess of the Per Share Merger Consideration over the weighted average exercise price of $4.45.

**	The filing fee equals the product of 0.00011610 multiplied by the maximum aggregate value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $75,005
Form or Registration No.: Schedule 14A—Preliminary Proxy Statement
Filing Party: SMART Modular Technologies (WWH), Inc.
Date Filed: May 25, 2011

Introduction
     This Amendment No. 7 (This “Final Amendment”) to the transaction statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the “SEC”) jointly by the following persons (collectively, the “filing persons”): SMART Modular Technologies (WWH), Inc., a Cayman Islands exempted company (the “Company”); Saleen Holdings, Inc., a Cayman Islands exempted company (“Parent”); Saleen Acquisition, Inc., a Cayman Islands exempted company (“Merger Sub”); Silver Lake Partners III, L.P., a Delaware limited partnership; Silver Lake Technology Associates III, L.P., a Delaware limited partnership; SLTA III (GP), L.L.C., a Delaware limited liability company; Silver Lake Group, L.L.C., a Delaware limited liability company; Silver Lake Sumeru Fund, L.P., a Delaware limited partnership; Silver Lake Technology Associates Sumeru, L.P., a Delaware limited partnership; SLTA Sumeru (GP), L.L.C., a Delaware limited liability company; Silver Lake Partners III Cayman (AIV III), L.P., a Cayman Islands exempted limited partnership; Silver Lake Technology Associates III Cayman, L.P., a Cayman Islands exempted limited partnership; Silver Lake (Offshore) AIV GP III, Ltd., a Cayman Islands exempted limited company; Silver Lake Sumeru Fund Cayman, L.P., a Cayman Islands exempted limited partnership; Silver Lake Technology Associates Sumeru Cayman, L.P., a Cayman Islands exempted limited partnership; SLTA Sumeru (GP) Cayman, L.P., a Cayman Islands exempted limited partnership; Silver Lake Sumeru (Offshore) AIV GP, Ltd., a Cayman Islands exempted limited company; Iain MacKenzie, President and Chief Executive Officer of the Company; and Ajay Shah, Chairman of the Board of Directors of the Company and Founding Managing Director of Silver Lake Sumeru.
     This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3. Except as set forth in this Final Amendment, all information in this Schedule 13E-3 remains unchanged.

Item 15. Additional Information.
     Item 15(b) is hereby amended and supplemented as follows:
     On August 12, 2011, at a special meeting of the Company’s shareholders, the Company’s shareholders voted to approve the Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 26 2011, by and among the Company, Parent and Merger Sub.
     On August 26, 2011, the Company and Parent filed a Plan of Merger with the Registrar of Companies of the Cayman Islands, pursuant to which Merger Sub merged with and into the Company and the separate corporate existence of Merger Sub thereupon ceased with the Company surviving the merger as a wholly-owned subsidiary of Parent (the “Merger”).
     Under the terms of the Merger Agreement, each outstanding ordinary share of the Company (the “Common Stock”), par value $0.00016667 (other than treasury shares, shares owned by Parent or Merger Sub, shares owned by any of the Company’s subsidiaries and shares held by any shareholders who are entitled to and who properly exercise appraisal and dissention rights under Cayman Islands law) was converted into the right to receive $9.25 in cash, without interest (the “Merger Consideration”). In addition, except as otherwise agreed by Parent and any holder of an option or a restricted stock unit to acquire Common Stock of the Company, at the effective time of the Merger, (i) each vested option and each unvested option (if any) held by a nonemployee director of the Company was converted into the right to receive the difference between the Merger Consideration and the exercise price per share of such option if the exercise price was less than the Merger Consideration; (ii) each unvested option (other than the unvested options (if any) held by a nonemployee director of the Company) was converted into an equivalent option to acquire ordinary shares of Parent; (iii) each time-based restricted stock unit was converted into the right to receive cash in an amount equal to the Merger Consideration; and (iv) for performance-based restricted stock units, the number of units deemed earned was determined by measuring the performance of the Company’s ordinary shares against the Russell Micro Cap index as of immediately prior to the Merger and (x) with respect to the portion of the units attributable to the performance period beginning with the grant date and ending on the date immediately prior to the Merger, each such unit immediately vested and was converted into the right to receive an amount in cash equal to the Merger Consideration, and (y) with respect to the portion of the units attributable to the remaining performance period following the Merger, each such unit was converted into a time-based restricted stock unit that will vest at the end of each fiscal quarter following the Merger and be settled in ordinary shares of Parent.
     As a result of the Merger, the Company’s Common Stock ceased to trade on The NASDAQ Global Select Market as of the close of trading on August 26, 2011, and the Company has requested The NASDAQ Global Select Market to file an application on Form 25 with the Securities and Exchange Commission to report that the Company is no longer listed on The NASDAQ Global Select Market. The Company expects to file a Certificate and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission in order to deregister its Common Stock under Section 12 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and suspend the Company’s reporting obligations under Sections 13(a) and 15(d) of the Exchange Act.

Item 16. Exhibits.

(a)(1)	Definitive Proxy Statement of SMART Modular Technologies (WWH), Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on July 12, 2011 (the “Proxy Statement”).

(a)(2)(i)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(2)(ii)	Form of Letter to Shareholders, incorporated herein by reference to the Proxy Statement.

(a)(2)(iii)	Notice of Extraordinary General Meeting of Shareholders, incorporated herein by reference to the Proxy Statement.

(a)(3)	Press Release issued by SMART Modular Technologies (WWH), Inc., dated April 26, 2011, incorporated by reference to the Current Report on Form 8-K filed by SMART Modular Technologies (WWH), Inc. with the Securities and Exchange Commission on April 26, 2011.

(a)(5)(i)	Current Report on Form 8-K filed by SMART Modular Technologies (WWH), Inc. with the Securities and Exchange Commission on April 28, 2011, incorporated by reference.

(a)(5)(ii)	Current Report on Form 8-K filed by SMART Modular Technologies (WWH), Inc. with the Securities and Exchange Commission on July 27, 2011, incorporated by reference.

(a)(5)(iii)	Current Report on Form 8-K filed by SMART Modular Technologies (WWH), Inc. with the Securities and Exchange Commission on August 15, 2011, incorporated by reference.

(b)(1)	Project Saleen Commitment Letter, dated April 26, 2011 by and among JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, UBS Loan Finance LLC, UBS Securities LLC and Saleen Acquisition, Inc.*

(c)(1)	Opinion of Barclays Capital, Inc., dated April 25, 2011, incorporated herein by reference to Annex B to the Proxy Statement.

(c)(2)	Financial Analysis Presentation Materials, dated January 17, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.*

(c)(3)	Financial Analysis Presentation Materials Valuation Update, dated February 28, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.*

*      Previously filed May 25, 2011.
**     Previously filed June 27, 2011.
***     Previously filed July 27, 2011

10

(c)(4)	Financial Analysis Presentation Materials Transaction Overview, dated February 28, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.*

(c)(5)	Financial Analysis Presentation Materials, dated April 25, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.*

(c)(6)	Presentation Materials, dated October 26, 2010, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.**

(c)(7)	Potential Separation Analysis Presentation Materials, dated April 1, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.**

(c)(8)	Discussion Materials, dated March 12, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.***

(c)(9)	Discussion Materials, dated March 21, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.***

(d)(1)	Agreement and Plan of Merger, dated as of April 26, 2011, by and among Saleen Holdings, Inc., Saleen Acquisition, Inc., and SMART Modular Technologies (WWH), Inc., incorporated herein by reference to Annex A of the Proxy Statement.

(d)(2)(i)	Limited Guarantee, dated as of April 26, 2011, by Silver Lake Partners III, L.P. in favor of SMART Modular Technologies (WWH), Inc.*

(d)(2)(ii)	Limited Guarantee, dated as of April 26, 2011, by Silver Lake Sumeru Fund, L.P. in favor of SMART Modular Technologies (WWH), Inc.*

(d)(3)	Equity Commitment Letter, dated as of April 26, 2010 by and among Silver Lake Partners III, L.P., Silver Lake Sumeru Fund, L.P. and Saleen Holdings, Inc.*

(e)(1)	Letter Agreement, dated April 25, 2011, by and between Iain MacKenzie and Saleen Holdings, Inc.*

(e)(2)	Letter Agreement, dated as of April 25, 2011, by and between Wayne Eisenberg and Saleen Holdings, Inc.*

(e)(3)	Letter Agreement, dated as of April 25, 2011, by and between Alan Marten and Saleen Holdings, Inc.*

(e)(4)	Letter Agreement, dated as of April 25, 2011, by and between John (Jack) Moyer and Saleen Holdings, Inc.*

(e)(5)	Letter Agreement, dated as of April 25, 2011, by and between Barry Zwarenstein and Saleen Holdings, Inc.*

(f)	Section 238 of the Cayman Islands Companies Law, incorporated herein by reference to Annex C of the Proxy Statement.

(g)	Not applicable.

(h)	Not applicable.

11

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SMART MODULAR TECHNOLOGIES (WWH), INC.

By:	/s/ Iain MacKenzie

Name:	Iain MacKenzie
Title:	Director, President & CEO
Dated: August 26, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SALEEN HOLDINGS, INC.

By:	/s/ Karen M. King

Name:	Karen M. King
Title:	Treasurer/Secretary
Dated: August 26, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SALEEN ACQUISITION, INC.

By:	/s/ Karen M. King

Name:	Karen M. King
Title:	Treasurer/Secretary
Dated: August 26, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILVER LAKE PARTNERS III, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES III, L.P., its general partner

By:	SLTA III (GP), L.L.C., its general partner

By:	SILVER LAKE GROUP, L.L.C., its managing member

By:	/s/ Karen M. King

Name:	Karen M. King
Title:	Managing Director and Chief Legal Officer
Dated: August 26, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILVER LAKE TECHNOLOGY ASSOCIATES III, L.P.

By:	SLTA III (GP), L.L.C., its general partner

By:	SILVER LAKE GROUP, L.L.C., its managing member

By:	/s/ Karen M. King

Name:	Karen M. King
Title:	Managing Director and Chief Legal Officer
Dated: August 26, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SLTA III (GP), L.L.C.

By:	SILVER LAKE GROUP, L.L.C., its managing member

By:	/s/ Karen M. King

Name:	Karen M. King
Title:	Managing Director and Chief Legal Officer
Dated: August 26, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILVER LAKE GROUP, L.L.C.

By:	/s/ Karen M. King

Name:	Karen M. King
Title:	Managing Director and Chief Legal Officer
Dated: August 26, 2011

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILVER LAKE SUMERU FUND, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU, L.P., its general partner

By:	SLTA SUMERU (GP), L.L.C., its general partner

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer
Dated: August 26, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU, L.P.

By:	SLTA SUMERU (GP), L.L.C., its general partner

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer
Dated: August 26, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SLTA SUMERU (GP), L.L.C.

By:	/s/ Karen M. King
	Name:	Karen M. King
	Title:	Managing Director and Chief Legal Officer
Dated: August 26, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILVER LAKE PARTNERS III CAYMAN (AIV III), L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES III CAYMAN, L.P., its general partner

By:	SILVER LAKE (OFFSHORE) AIV GP III, LTD., its general partner

By:	/s/ Karen M. King

Name: Karen M. King
Title: Director
Dated: August 26, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILVER LAKE TECHNOLOGY ASSOCIATES III CAYMAN, L.P.

By:	SILVER LAKE (OFFSHORE) AIV GP III, LTD., its general partner

By:	/s/ Karen M. King

Name: Karen M. King
Title: Director
Dated: August 26, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILVER LAKE (OFFSHORE) AIV GP III, LTD.

By:	/s/ Karen M. King

Name: Karen M. King
Title: Director
Dated: August 26, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILVER LAKE SUMERU FUND CAYMAN, L.P.

By:	SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU CAYMAN, L.P., its general partner

By:	SLTA SUMERU (GP) CAYMAN, L.P., its general partner

By:	SILVER LAKE SUMERU (OFFSHORE) AIV GP, LTD., its general partner

By:	/s/ Karen M. King

Name: Karen M. King
Title: Director
Dated: August 26, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILVER LAKE TECHNOLOGY ASSOCIATES SUMERU CAYMAN, L.P.

By:	SLTA SUMERU (GP) CAYMAN, L.P., its general partner

By:	SILVER LAKE SUMERU (OFFSHORE) AIV GP, LTD., its general partner

By:	/s/ Karen M. King

Name: Karen M. King
Title: Director
Dated: August 26, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SLTA SUMERU (GP) CAYMAN, L.P.

By:	SILVER LAKE SUMERU (OFFSHORE) AIV GP, LTD., its general partner

By:	/s/ Karen M. King

Name: Karen M. King
Title: Director
Dated: August 26, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILVER LAKE SUMERU (OFFSHORE) AIV GP, LTD.

By:	/s/ Karen M. King

Name: Karen M. King
Title: Director

Dated: August 26, 2011

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IAIN MACKENZIE

By:	/s/ Iain MacKenzie

	Name:	Iain MacKenzie
Dated: August 26, 2011
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AJAY SHAH

By:	/s/ Ajay Shah

	Name:	Ajay Shah
Dated: August 26, 2011

EXHIBIT INDEX

(a)(1)	Proxy Statement of SMART Modular Technologies (WWH), Inc., incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on July 12, 2011 (the “Proxy Statement”).

(a)(2)(i)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)(2)(ii)	Form of Letter to Shareholders, incorporated herein by reference to the Proxy Statement.

(a)(2)(iii)	Notice of Extraordinary General Meeting of Shareholders, incorporated herein by reference to the Proxy Statement.

(a)(3)	Press Release issued by SMART Modular Technologies (WWH), Inc., dated April 26, 2011, incorporated by reference to the Current Report on Form 8-K filed by SMART Modular Technologies (WWH), Inc. with the Securities and Exchange Commission on April 26, 2011.

(a)(5)(i)	Current Report on Form 8-K filed by SMART Modular Technologies (WWH), Inc. with the Securities and Exchange Commission on April 28, 2011, incorporated by reference.

(a)(5)(ii)	Current Report on Form 8-K filed by SMART Modular Technologies (WWH), Inc. with the Securities and Exchange Commission on July 27, 2011, incorporated by reference.

(a)(5)(iii)	Current Report on Form 8-K filed by SMART Modular Technologies (WWH), Inc. with the Securities and Exchange Commission on August 15, 2011, incorporated by reference.

(b)(1)	Project Saleen Commitment Letter, dated April 26, 2011 by and among JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC, UBS Loan Finance LLC, UBS Securities LLC and Saleen Acquisition, Inc.*

(c)(1)	Opinion of Barclays Capital Inc., dated April 25, 2011, incorporated herein by reference to Annex B to the Proxy Statement.

(c)(2)	Financial Analysis Presentation Materials, dated January 17, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.*

(c)(3)	Financial Analysis Presentation Materials Valuation Update, dated February 28, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.*

(c)(4)	Financial Analysis Presentation Materials Transaction Overview, dated February 28, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.*

(c)(5)	Financial Analysis Presentation Materials, dated April 25, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.*

(c)(6)	Presentation Materials, dated October 26, 2010, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.**

(c)(7)	Potential Separation Analysis Presentation Materials, dated April 1, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.**

(c)(8)	Discussion Materials, dated March 12, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.***

(c)(9)	Discussion Materials, dated March 21, 2011, of Barclays Capital Inc. to the Special Committee of the Board of Directors of the Company.***

(d)(1)	Agreement and Plan of Merger, dated as of April 26, 2011, by and among Saleen Holdings, Inc., Saleen Acquisition, Inc., and SMART Modular Technologies (WWH), Inc., incorporated herein by reference to Annex A of the Proxy Statement.

(d)(2)(i)	Limited Guarantee, dated as of April 26, 2011, by Silver Lake Partners III, L.P. in

*     Previously filed May 25, 2011
**     Previously filed June 27, 2011
***     Previously filed July 27, 2011

favor of SMART Modular Technologies (WWH), Inc.*

(d)(2)(ii)	Limited Guarantee, dated as of April 26, 2011, by Silver Lake Sumeru Fund, L.P. in favor of SMART Modular Technologies (WWH), Inc.*

(d)(3)	Equity Commitment Letter, dated as of April 26, 2010 by and among Silver Lake Partners III, L.P., Silver Lake Sumeru Fund, L.P. and Saleen Holdings, Inc.*

(e)(1)	Letter Agreement, dated April 25, 2011, by and between Iain MacKenzie and Saleen Holdings, Inc.*

(e)(2)	Letter Agreement, dated as of April 25, 2011, by and between Wayne Eisenberg and Saleen Holdings, Inc.*

(e)(3)	Letter Agreement, dated as of April 25, 2011, by and between Alan Marten and Saleen Holdings, Inc.*

(e)(4)	Letter Agreement, dated as of April 25, 2011, by and between John (Jack) Moyer and Saleen Holdings, Inc.*

(e)(5)	Letter Agreement, dated as of April 25, 2011, by and between Barry Zwarenstein and Saleen Holdings, Inc.*

(f)	Section 238 of the Cayman Islands Companies Law, incorporated herein by reference to Annex C of the Proxy Statement.

(g)	Not applicable.

(h)	Not applicable.